UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

HealthWarehouse.com, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42227G202

(CUSIP Number)

Karen Singer

212 Vacarro Drive

Cresskill, NJ 07626

(201) 750-0415

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

May 22, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	42227G202	SCHEDULE 13D/A10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,176,015
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
2,176,015
	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,176,015*

* The shares reported herein consist of (i) 716,484 shares of common stock, and (ii) 189,796 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into 7.69 shares of common stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%[1]
14	TYPE OF REPORTING PERSON
IN

1 The percentages reported in this Schedule 13D/A are based upon 26,279,301 outstanding shares of Common Stock (as described in Item 5 hereof).

SCHEDULE 13D/A10

This constitutes Amendment No. 10 (the “Amendment No. 10”) to the statement on Schedule 13D filed on behalf of Karen Singer (“Singer” or “Reporting Person”), dated and filed November 18, 2010 (the “Singer Statement”), relating to the shares (“Shares”) of common stock (the “Common Stock”) of HealthWarehouse.com, Inc. (the “Company” or the “Issuer”). Singer and Lloyd I. Miller III (“Miller”) may be deemed to be a part of a “group” pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, with respect to certain corporate governance matters relating to the Company. Each of Singer and Miller may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

This Amendment No. 10 amends the Singer Statement and all previously filed amendments thereto, including certain Joint Amendments amending (i) the Singer Statement filed on behalf of Singer and (ii) the statement on Schedule 13D filed on behalf of Miller dated November 18, 2010 (the “Miller Statement”). For the avoidance of doubt, this Amendment No. 10 is only filed with respect to Singer and the Singer Statement, as amended, and no disclosure included herein shall be deemed to relate to or be attributed to Miller.2 The Company’s principal executive offices are located at 7107 Industrial Road, Florence, Kentucky 41042. Unless specifically amended or modified hereby, the disclosure set forth in the Singer Statement (as amended) shall remain unchanged.

Item 4. Purpose of the Transaction.

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

This Amendment No. 10 is being filed to report that, on May 22, 2013, in accordance with the By-Laws of the Issuer, Singer and Miller sent a letter (the “Nomination Letter”) to the Issuer nominating Alan Howe, Robert Pons and Matthew Stecker (collectively, the “Nominees”) for election as directors at the annual meeting of stockholders (attached hereto as Exhibit 99.9). The attached letter is not a solicitation of a proxy from any security holder of the Company. As described in the Nomination Letter, however, Singer and Miller intend (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Issuer’s outstanding stock required to elect the Nominees and/or (y) otherwise to solicit proxies from shareholders of the Issuer in support of such Nominees.

The Reporting Person previously disclosed the following information in the Statement and Amendments Nos. 1 to 9 thereto:

As set forth in the Statement originally filed on November 18, 2010, on November 8, 2010, HWH, along with three other investors (collectively, the “Investors”), entered into a Securities Purchase Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed November 12, 2010, the “Purchase Agreement”) and a Loan and Security Agreement (filed as Exhibit 10.2 to the Issuer’s Form 8-K filed November 12, 2010, the “Loan Agreement”) and an Investor Rights Agreement (the “Investor Rights Agreement” and together with the Purchase Agreement and the Loan Agreement, the “Agreements”) with the Issuer, pursuant to which, among other things, the Issuer sold an aggregate of 349,392 newly authorized shares of $0.001 par value Series B preferred stock (the “Series B Preferred Stock”) to the Investors. Under the Agreements, HWH purchased (i) 164,114 of Series B preferred stock (the “Series B Preferred Stock”) at a price of $9.45 per share, (ii) a convertible note (filed as Exhibit 4.3 to the Issuer’s Form 8-K filed November 12, 2010, the “Convertible Note”) in the aggregate principal amount of $500,000, and (iii) a then immediately exercisable warrant to purchase 585,808 shares of Issuer common stock (in the form filed as Exhibit as Exhibit 4.1 to the Issuer’s Form 8-K filed November 12, 2010, the “$3.00 Warrant”). Immediately prior to the closing under the Agreements, HWH sold immediately exercisable warrants to purchase 312,500 shares of Common Stock (originally filed as Exhibit 4.3 to the Issuer’s Form 10-K filed April 15, 2010 and Exhibit 4.4 to the Issuer’s Form 8-K filed May 5, 2010, respectively, the “$1.60 Warrants”) to one of the Investors. Each share of Series B Preferred Stock is convertible at any time into 5 shares of Common Stock. At that time, the Convertible Note could be converted at any time into shares of Series B Preferred Stock at a price of $9.45 per share.

Under the terms of the Certificate of Designation of Preferences, Rights and Limitations with respect to the Series B Preferred Stock, filed on November 8, 2010, and subject to the terms of the Investor Rights Agreement, holders of a majority of the Series B Preferred Stock have the right to appoint a member of the Issuer’s board of directors.

2 With respect to any and all information relating to Miller and Miller’s beneficial ownership of Common Stock of the Company, Singer refers to the Miller Statement and all amendments filed with respect thereto, including, among others, the information set forth in Amendment No. 10 to the Miller Statement, which Singer has been informed by Miller shall be filed on or about the date of the date hereof.

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As set forth in Amendment No. 1 to the Statement filed on August 22, 2011, a material change occurred in the percentage of the shares of Common Stock beneficially owned by Singer, mainly as a result of a change in the aggregate number of outstanding shares.

As set forth in Amendment No. 2 to the Statement filed on September 9, 2011, on September 2, 2011, HWH, along with one other investor (collectively, the “Investors”), entered into a Loan and Security Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed September 6, 2011, the “2011 Loan Agreement”) with the Issuer. Under the 2011 Loan Agreement, HWH purchased (i) a non-convertible note (filed as Exhibit 4.1 to the Issuer’s Form 8-K filed September 6, 2011, the “Non-Convertible Note”) in the aggregate principal amount of $1,500,000, and (ii) a then immediately exercisable warrant to purchase 250,000 shares of Issuer Common Stock (filed as Exhibit 4.2 to the Issuer’s Form 8-K filed September 6, 2011, the “Warrant”).

As set forth in Joint Amendment No. 3 to the Statements filed by Singer and Miller on July 10, 2012, Singer and Miller reported that (A) the Reporting Persons formed a “group” (the “Group”) pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (B) since the filing of Amendment No. 2 and the amendment no. 2 to Schedule 13D/A filed on behalf of Miller on September 9, 2011 (“Miller Amendment No. 2”), a material change had occurred in the percentage of Shares beneficially owned by Singer and Miller. The Reporting Persons formed the Group for the purposes of (i) engaging in discussions with the Board and management of the Issuer, and (ii) taking other actions for the purpose of influencing the corporate governance of the Issuer, including recommending additional candidates to the Board. Also, on June 28, 2012, Milfam I L.P. (“Milfam I”) and HWH each exercised (i) the warrants with the $1.60 exercise price and in return each received 117,907 Shares for each of the two warrants, (ii) the warrants with the $3.00 exercise price and in return each received 334,389 Shares, and (iii) the warrants with the exercise price of $2.90 and in return each received 146,281 Shares. This resulted in a material change in the percentage of Shares beneficially owned by Singer and Miller.

As set forth in Joint Amendment No. 4 to the Statements filed by Singer and Miller on January 4, 2013, on December 31, 2012, a Letter (the “December 31 Letter”) was sent to the Board of Directors of the Company on behalf of Singer and Miller stating, among other things, that (i) all amounts owed by the Company to HWH and Milfam I under those certain 7% Senior Secured Convertible Promissory Notes issued November 8, 2010 (the “Convertible Notes”) by the Company to the Reporting Persons had matured and, as a result, had become immediately due and payable as of December 31, 2012, (ii) the Company was in violation of a covenant in the Loan and Security Agreement, dated as of November 8, 2010 (the “Loan Agreement”), relating to the Convertible Notes by permitting a lien to exist on certain of the Company’s assets that serve as collateral for the Convertible Notes, (iii) the Company was in violation of covenant in the Loan Agreement by borrowing an aggregate amount of $826,000 from certain lenders in violation of the terms of the Loan Agreement and the Convertible Notes, and (iv) to the extent all amounts due and owing under the Convertible Notes were not paid by the Company to the Reporting Persons, the Reporting Persons intended to pursue all rights and remedies available to them and to take all actions necessary to enforce such rights in connection therewith.

As set forth in Joint Amendment No. 5 to the Statements filed by Singer and Miller on January 25, 2013, as described in the Form 8-K filed by the Company on January 22, 2013 (the “January 22 8-K”), on January15, 2013, a Letter (the “January 15 Letter”) was sent to the Board of Directors of the Company on behalf of Singer and Miller stating, among other things, that (i) all amounts owed by the Company to HWH and Milfam I under those certain 7% Senior Secured Promissory Notes issued September 2, 2011 (the “Senior Secured Notes”) had matured and, as a result, had become immediately due and payable as of January 15, 2013, (ii) an event of default had occurred under that certain Loan and Security Agreement, dated as of November 8, 2010, as a result of the failure by the Company to pay all amounts due and owing to HWH and Milfam I under those certain 7% Senior Secured Convertible Promissory Notes issued November 8, 2010 (the “Convertible Notes”) within ten (10) business days of the maturity date with respect to the Convertible Notes, (iii) the Company was in violation of a covenant in the Loan and Security Agreement, dated as of September 2, 2011 (the “Loan Agreement”), relating to the Senior Secured Notes by permitting a lien to exist on certain of the Company’s assets that serve as collateral for the Senior Secured Notes, (iv) the Company was in violation of a covenant in the Loan Agreement by borrowing an aggregate amount of $826,000 from certain lenders in violation of the terms of the Loan Agreement and the Senior Secured Notes, and (v) Singer and Miller intended to pursue all rights and remedies available to them with respect to the Senior Secured Notes and the Convertible Notes and to take all actions necessary to enforce such rights in connection therewith.

4

In addition, as described in the January 22 8-K, on January 16, 2013, a Letter (the “January 16 Letter”) was sent to the Board of Directors of the Company on behalf of Singer and Miller, notifying the Company that, as a result of the Company’s event of default under the Convertible Notes, Singer and Miller were exercising their rights under the U.C.C. and intend to notice a public sale of the collateral securing the Convertible Notes.

As set forth in Joint Amendment No. 6 to the Statements filed by Singer and Miller on February 12, 2013, as described in the Form 8-K filed by the Company on February 6, 2013 (the “February 6 8-K”), on February 1, 2013, the Company redeemed all amounts owed by the Company to HWH and Milfam I under those certain 7% Senior Secured Promissory Notes issued September 2, 2011 and those certain 7% Senior Secured Convertible Promissory Notes issued November 8, 2010.

In addition, on February 12, 2013, a Letter (the “February 12 Letter”) was sent to the Board of Directors of the Company on behalf of Singer and Miller, notifying the Company that it was in violation of various obligations under (i) that certain Securities Purchase Agreement, dated as of November 8, 2010 (the “SPA”), (ii) that certain Investor Rights Agreement, dated as of November 8, 2010 (the “IRA”) and (iii) that certain Loan and Security Agreement, dated as of December 15, 2009 (the “Loan and Security Agreement”). The February 12 Letter notified the Company that, among other things, the Company was in breach of: (a) Section 2.9 of the Loan and Security Agreement by failing to prepare and file with the SEC a registration statement sufficient to permit the resale of the Common Stock held by Singer and Miller; and (B) Section 2.12 of the IRA by failing to make and keep public information available at all times and file with the SEC, in a timely manner, all reports and other documents required of the Company under the Exchange Act. In addition, the February 12 Letter notified the Company that it had violated the Delaware General Corporation Law by, among other things, failing to hold an annual meeting of stockholders in 2012.

As set forth in Joint Amendment No. 7 to the Statements filed by Singer and Miller on February 27, 2013, to report that on February 25, 2013, a Letter (the “February 25 Letter”) was sent to the Company on behalf of the Reporting Persons, notifying the Company that, as a result of the Company’s violation of various obligations under the Financing Agreements (as described in the February 12 Letter previously sent to the Company on behalf of Singer and Miller), in particular the Company’s repeated and systematic failure to file required reports with the SEC in a timely manner, Singer and Miller and other shareholders of the Company had been denied the information relating to the Company’s operations and performance required by the SEC. Singer and Miller also strongly questioned the Company’s corporate governance policies and transparency and noted that the Company’s failure to hold an annual shareholders meeting since 2007, in violation of Delaware law and the Company’s governing corporate documents, further evidenced the chronic failures of the Company and its management to observe good corporate governance and to solicit votes of public shareholders in the election of directors.

In the February 25 Letter, as a result of the Company’s breaches of its obligations under the Financing Agreements and its systematic non-compliance with SEC reporting requirements and governing corporate law, Singer and Miller demanded that a meeting of shareholders of the Company be promptly held for the purpose of electing new directors to the Company’s Board. Singer and Miller informed the Company that Singer and Miller intended to nominate a slate of directors to replace all (or a portion of) the Company’s Board at such meeting.

As set forth in Joint Amendment No. 8 to the Statements filed by Singer and Miller on March 26, 2013, Singer and Miller commenced an action in the Court of Chancery of the State of Delaware pursuant to Section 211(c) of the Delaware General Corporation Law seeking an order compelling the Company to, among other things, hold an annual shareholders meeting for the election of directors within forty-five (45) days of the date such order is entered.

As set forth in Amendment No. 9 to the Statement filed by Singer on May 15, 2013, as reported in the May 13, 2013 Form 8-K issued by the Company on May 7, 2013, HWH commenced a derivative action, on behalf of the Company, in the Court of Chancery of the State of Delaware against Lalit Dadphale, Youssell Bennani and Joseph Savarino (the “Director Defendants”), who constitute a majority of the members of the Company’s Board of Directors (the “Board”). The derivative action seeks, among other things, (i) a determination that the Director Defendants have breached their fiduciary duties and (ii) recovery of all damages arising therefrom. The complaint alleges, among other things, that the Director Defendants have (a) failed to hold annual meetings of stockholders in order to entrench themselves on the Company’s Board and as Company management, (b) failed to keep the Company current on its reporting obligations with the Securities and Exchange Commission, (c) permitted improper advances of funds to a convicted felon, (d) continued to pay such felon a salary after his forced resignation from the Company, (e) approved a financing arrangement that provides no significant benefit to the Company and (f) ignored a more favorable loan proposal for the Company.

5

Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of its investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by them, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of its general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

Singer, as Trustee of the Trust which is the sole member of HWH, is the beneficial owner of 2,176,015 Shares, which is equal to 8.3% of the 26,279,301 outstanding Shares. As of the date hereof, 2,176,015 of the Shares beneficially owned by Singer are owned of record by HWH.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 26,279,301 outstanding Shares referenced above is the sum of the following amounts: (i) 24,819,770 Shares based on the Issuer’s Form 10-Q filed on April 22, 2013, and (ii) 189,796 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into 7.69 Shares of Common Stock (including accrued and unpaid dividends).

(b) Singer has sole dispositive and voting power for the Shares owned by the Trust.

(c) Not applicable.

(d) No person other than Singer have the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and restated in its entirety as follows:

Exhibit 99.1	Securities Purchase Agreement, dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.1 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.2	Loan and Security Agreement dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.2 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).
Exhibit 99.3

Investor Rights Agreement dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.3 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.4

7% Senior Secured Convertible Promissory Note, dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and HWH Lending, LLC (Filed as Exhibit Number 4.2 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

6

Exhibit 99.5

Common Stock Purchase Warrant, dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and HWH Lending, LLC (Filed as Exhibit Number 4.1 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.6	Loan and Security Agreement dated as of September 2, 2011, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.1 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on September 6, 2011 and incorporated herein by reference).
Exhibit 99.7

7% Senior Secured Non-Convertible Promissory Note, dated as of September 2, 2011, by and between HealthWarehouse.com, Inc. and HWH Lending, LLC (Filed as Exhibit Number 4.3 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on September 6, 2011 and incorporated herein by reference).

Exhibit 99.8

Common Stock Purchase Warrant, dated as of September 2, 2011, by and between HealthWarehouse.com, Inc. and HWH Lending, LLC (Filed as Exhibit Number 4.4 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on September 6, 2011 and incorporated herein by reference).

Exhibit 99.9	Letter, dated as of May 22, 2013, from Karen Singer and Lloyd I. Miller, III to the Issuer.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2013

KAREN SINGER

By:	/s/ Karen Singer

8